AMENDED AND RESTATED

SCHEDULE A

Dated May 22, 2018

to the

AMENDED AND RESTATED

SUB-ADVISORY AGREEMENT

dated May 22, 2018 between

CORNERSTONE ADVISORS INC.

and

ALLIANZ GLOBAL INVESTORS U.S. LLC

The Cornerstone Advisors Global Public Equity Fund (the “Fund”) will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee (the “Sub-Advisory Fee”) determined in accordance with the calculation methodology set forth below. The Sub-Advisory Fee will be computed and accrued daily on an estimated basis by the Administrator and paid monthly in arrears based on a final determination by the Administrator.

The Sub-Advisory Fee for any particular month will equal the Effective Fee Rate (defined below) applied to the average daily net assets of the Fund allocated by the Adviser to the Sub-Adviser for such month. The “Effective Fee Rate” will be determined by applying the following fee schedule to the Stacked Asset Base (defined below):

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